UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

DUSA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock (no par value)

(Title of Class of Securities)

266898105

(CUSIP Number)

Fred B. Green

Bodman PLC

1901 St. Antoine Street

6th Floor at Ford Field

Detroit, Michigan 48226

313-259-7777

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 266898105

1.	Names of Reporting Persons. Caraco Acquisition Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,464,746(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,464,746(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,464,746(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.6%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)

Beneficial ownership of the common stock of DUSA Pharmaceuticals, Inc. (“Issuer”) referred to herein is being reported solely because Sun Pharmaceutical Industries Limited (“Sun Pharma”), Sun Pharma Global, Inc. (“Sun Global”), Caraco Pharmaceutical Laboratories, Ltd. (the “Parent”), Caraco Acquisition Corporation (“Purchaser”) and Dilip S. Shanghvi may be deemed to have beneficial ownership as a result of the Support Agreements (described further in Items 3, 4 and 5 of this Schedule 13D) by and among Parent, Purchaser and certain shareholders of Issuer (“Supporting Shareholders”) and the irrevocable proxies associated therewith, of 4,464,746 shares of Issuer common stock. The 4,464,746 shares are comprised of 862,096 shares of Issuer common stock, 2,053,650 shares issuable upon the exercise of options to purchase Issuer common stock, and 1,549,000 restricted shares.  The filing of this Schedule 13D shall not be construed as an admission that either Sun Pharma, Sun Global, the Parent, Purchaser or Mr. Shanghvi is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of such shares of Issuer.

(2)

Based on 25,027,683 shares of common stock outstanding as of November 8, 2012 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule), 2,053,650 options to purchase Issuer common stock, and 1,549,000 restricted shares beneficially owned by the Supporting Shareholders.

CUSIP No. 266898105

1.	Names of Reporting Persons. Sun Pharmaceutical Industries Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization India

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,464,746(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,464,746(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,464,746(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.6%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)

Beneficial ownership of the common stock of Issuer referred to herein is being reported solely because Sun Pharma, Sun Global, the Parent, Purchaser and Dilip S. Shanghvi may be deemed to have beneficial ownership as a result of the Support Agreements (described further in Items 3 and 4 of this Schedule 13D) by and among Parent, Purchaser and Supporting Shareholders and the irrevocable proxies associated therewith, of 4,464,746 shares of Issuer common stock. The 4,464,746 shares are comprised of 862,096 shares of Issuer common stock, 2,053,650 shares issuable upon the exercise of options to purchase Issuer common stock, and 1,549,000 restricted shares. The filing of this Schedule 13D shall not be construed as an admission that either Sun Pharma, Sun Global, the Parent, Purchaser or Mr. Shanghvi is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of such shares of Issuer.

(2)

Based on 25,027,683 shares of common stock outstanding as of November 8, 2012 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule), 2,053,650 options to purchase Issuer common stock and 1,509,000 restricted shares beneficially owned by the Supporting Shareholders.

CUSIP No. 266898105

1.	Names of Reporting Persons. Sun Pharma Global, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,464,746(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,464,746 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,464,746(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.6%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)

Beneficial ownership of the common stock of Issuer referred to herein is being reported solely because Sun Pharma, Sun Global, the Parent, Purchaser and Dilip S. Shanghvi may be deemed to have beneficial ownership as a result of the Support Agreements (described further in Items 3 and 4 of this Schedule 13D) by and among Parent, Purchaser and Supporting Shareholders and the irrevocable proxies associated therewith, of 4,464,746 shares of Issuer common stock. The 4,464,746 shares are comprised of 862,096 shares of Issuer common stock, 2,053,650 shares issuable upon the exercise of options to purchase Issuer common stock, and 1,549,000 restricted shares. The filing of this Schedule 13D shall not be construed as an admission that either Sun Pharma, Sun Global, the Parent, Purchaser or Mr. Shanghvi is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of such shares of Issuer.

(2)

Based on 25,027,683 shares of common stock outstanding as of November 8, 2012 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule), 2,053,650 options to purchase Issuer common stock and 1,509,000 restricted shares beneficially owned by the Supporting Shareholders.

CUSIP No. 266898105

1.	Names of Reporting Persons. Caraco Pharmaceutical Laboratories, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Michigan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,464,746(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,464,746(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,464,746(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.6% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)

Beneficial ownership of the common stock of Issuer referred to herein is being reported solely because Sun Pharma, Sun Global, the Parent, Purchaser and Dilip S. Shanghvi may be deemed to have beneficial ownership as a result of the Support Agreements (described further in Items 3 and 4 of this Schedule 13D) by and among Parent, Purchaser and Supporting Shareholders and the irrevocable proxies associated therewith, of 4,464,746 shares of Issuer common stock. The 4,464,746 shares are comprised of 862,096 shares of Issuer common stock, 2,053,650 shares issuable upon the exercise of options to purchase Issuer common stock, and 1,549,000 restricted shares. The filing of this Schedule 13D shall not be construed as an admission that either Sun Pharma, Sun Global, the Parent, Purchaser or Mr. Shanghvi is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of such shares of Issuer.

(2)

Based on 25,027,683 shares of common stock outstanding as of November 8, 2012 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule), 2,053,650 options to purchase Issuer common stock and 1,509,000 restricted shares beneficially owned by the Supporting Shareholders.

CUSIP No. 266898105

1.	Names of Reporting Persons. Dilip S. Shanghvi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization India

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,464,746(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,464,746(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,464,746(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.6% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)

Beneficial ownership of the common stock of Issuer referred to herein is being reported solely because Sun Pharma, Sun Global, the Parent, Purchaser and Dilip S. Shanghvi may be deemed to have beneficial ownership as a result of the Support Agreements (described further in Items 3 and 4 of this Schedule 13D) by and among the Parent, Purchaser and Supporting Shareholders and the irrevocable proxies associated therewith, of 4,464,746 shares of Issuer common stock. The 4,464,746 shares are comprised of 862,096 shares of Issuer common stock, 2,053,650 shares issuable upon the exercise of options to purchase Issuer common stock, and 1,549,000 restricted shares. The filing of this Schedule 13D shall not be construed as an admission that either Sun Pharma, Sun Global, the Parent, Purchaser or Mr. Shanghvi is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of such shares of Issuer.

(2)

Based on 25,027,683 shares of common stock outstanding as of November 8, 2012 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule), 2,053,650 options to purchase Issuer common stock and 1,509,000 restricted shares beneficially owned by the Supporting Shareholders.

Item 1.         Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, no par value per share, of DUSA Pharmaceuticals, Inc. (the “Shares”), a New Jersey corporation (“Issuer”). The principal executive office of Issuer is located at 25 Upton Drive, Wilmington, MA 01887.

Item 2.         Identity and Background

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Sun Pharmaceutical Industries Limited, a company organized under the laws of India (“Sun Pharma”), Sun Pharma Global, Inc., a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Sun Pharma (“Sun Global”), Caraco Pharmaceutical Laboratories, Ltd., a Michigan corporation and a wholly owned subsidiary of Sun Pharma and Sun Global (the “Parent”), Dilip S. Shanghvi, the controlling shareholder of Sun Pharma, and Caraco Acquisition Corporation, a New Jersey corporation and wholly owned  subsidiary of the Parent (“Purchaser,” and together with Sun Pharma, Sun Global, the Parent and Mr. Shanghvi, the “Reporting Persons”). The address of the principal business and the principal office of Sun Pharma and Mr. Shanghvi is 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andeheri (East), Mumbai 400 093, India.  The address of the principal business and the principal office of Sun Global is c/o SuGandh Management Consultancy, Woodstock Asia Pacific DMCC, Office No. 406, The Business Center, OPP Burjuman Centre, Mashreq Bank Bldg., Bank Street, P.O. Box 12850 Dubai, United Arab Emirates.  The address of the principal business and the principal office of the Parent and Purchaser is 1150 Elijah McCoy Drive, Detroit, MI 48202.  Sun Pharma and its affiliates operate as an international, integrated, specialty pharmaceutical company.  Purchaser was formed for the sole purpose of merging with and into Issuer.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Sun Pharma, Sun Global, the Parent and Purchaser is set forth on Schedule A. During the last five years, neither Sun Pharma, Sun Global, the Parent, Purchaser nor, to the knowledge of Sun Pharma, Sun Global, the Parent or Purchaser, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration

Merger Agreement

On November 8, 2012, Issuer, Sun Pharma and Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Purchaser agreed to commence a tender offer (the “Offer”) to acquire all of the outstanding Shares, at a purchase price of $8.00 per Share (the “Offer Price”), net to the tendering shareholder in cash, without interest and less any required withholding taxes, subject to the satisfaction or waiver of the conditions to the Offer set forth in the Merger Agreement. Upon successful completion of the Offer, and subject to the terms and conditions of the Merger Agreement, Purchaser will merge with and into Issuer (the “Merger”), and Issuer will survive the Merger as a wholly owned indirect subsidiary of Sun Pharma (the “Surviving Corporation”).

On November 16, 2012, Sun Pharma assigned the Merger Agreement and all of its rights and obligations therein to the Parent. Pursuant to the terms of the Merger Agreement, notwithstanding the assignment, Sun Pharma is not relieved of any liability or obligation under the Merger Agreement.

The transactions are expected to be completed by year end 2012.  The consummation of the Offer and Merger are subject to various closing conditions, including the tender of a majority of the Shares, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary conditions.  The Offer is not subject to a financing condition.  The Merger Agreement also includes customary termination provisions for both the Issuer and the Parent and provides that, in connection with the termination of the Merger Agreement under specified circumstances, the Issuer will be required to pay Parent a termination fee of $9,000,000.

In the Merger Agreement, Issuer has granted to Purchaser an irrevocable option (the “Top-Up Option”) exercisable only in accordance with the terms and subject to the conditions set forth in the Merger Agreement, to purchase at a price per Share equal to the Offer Price, that number of newly issued Shares equal to the lowest number of Shares, that when added to the number of Shares collectively owned by the Parent or Purchaser at the time of such exercise, constitutes one Share more than 90% of the sum of the then outstanding Shares. The maximum number of Shares issuable pursuant to the Top-Up Option is equal to the maximum number of Shares authorized and unissued or held in the treasury of Issuer. The Reporting Persons disclaim beneficial ownership of these Shares.

The foregoing summary description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement listed as Exhibit 2.1 hereto, which is hereby incorporated herein by reference.

Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to Sun Pharma’s willingness to enter into the Merger Agreement, Sun Pharma and Purchaser entered into a Support Agreement (the “Support Agreements”) dated as of the date of the Merger Agreement with the directors and executive officers of the Issuer (each a “Supporting Shareholder”). The purpose of the Support Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement. The Supporting Shareholders own an aggregate of 4,464,746 Shares representing approximately 15.6% of the 25,027,683 Shares outstanding as of November 8, 2012 (as represented by Issuer in the Merger Agreement), 2,053,650 options to purchase Issuer common stock, and 1,549,000 restricted shares beneficially owned by the Supporting Shareholders. None of the Supporting Shareholders were paid any additional consideration in connection with entering into the Support Agreements.

On November 16, 2012, Sun Pharma assigned the Support Agreements and all of its rights and obligations therein to the Parent. Pursuant to the terms of the Support Agreements, notwithstanding the assignment, Sun Pharma is not relieved of any liability or obligation under the Merger Agreement.

The names of the Supporting Shareholders and the number of Shares and the percentage ownership that are subject to the Support Agreements are set forth in Schedule B hereto which is hereby incorporated herein by reference. The foregoing summary description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement listed as Exhibit 2.2 hereto, which is hereby incorporated herein by reference.

Pursuant to the Support Agreements, each of the Supporting Shareholders, among other things, agrees to tender all of their Shares, including any additional Shares acquired prior to the Effective Time of the Merger (as defined in the Merger Agreement) or the termination of the Merger Agreement in accordance with its terms, in the Offer as promptly as practicable after commencement of the Offer (and in any event on or before the 10th business day thereafter), and not to withdraw such Shares from the Offer unless the applicable Support Agreement is terminated or, without the consent of the Issuer, the Purchaser amends the Offer to reduce the offer price, reduce the number of Shares subject to the Offer, change the form of consideration payable in the Offer, or amends or modifies a term or condition of the Offer or Merger Agreement that is adverse to any shareholder of the Issuer.

The Supporting Shareholders also, among other things, agree to vote (a) in favor of adoption of (1) the Merger Agreement and all the other transactions contemplated by the Merger Agreement, including the Merger, and (2) any other matter that is required to facilitate the consummation of the other transactions contemplated by the Merger Agreement; and (b) against (1) any Takeover Proposal and any agreement or arrangement related to such Takeover Proposal, and (2) any action or agreement that would impair the ability of Parent and the Purchaser to complete the Offer or the Merger, or the ability of the Company to consummate the Merger, in any material respect or that would otherwise be inconsistent with or prevent, impede or delay the consummation of the transactions contemplated by the Merger Agreement in any material respect. The Supporting Shareholders grant an irrevocable proxy appointing Parent and any designee of Parent as such Supporting Shareholder’s attorney-in-fact and proxy to vote with respect to the Merger and related matters.  The Supporting Shareholders agree, subject to certain exceptions, not to (a) transfer their Shares that are subject to the Support Agreement, (b) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares, (c) take any action that would cause any representation or warranty of the Supporting Shareholder to become untrue or incorrect or have the effect of preventing or disabling the Supporting Shareholder from performing his or her obligations thereunder; or (d) commit or agree to take any of the foregoing actions. Other than with respect to the matters described in, and subject to the limitations set forth in, the Support Agreements, Parent and Purchaser do not have the right to vote or direct the vote of, or to dispose or to direct the disposition of, any of the Shares subject thereto.

The Support Agreements will terminate upon the earliest of (a) the Effective Time, (b) the mutual written agreement of the parties thereto, (c) the termination of the Merger Agreement in accordance with its terms, (d) a Company Adverse Recommendation Change (as defined in the Merger Agreement) and (e) the occurrence of any of the events permitting a Supporting Shareholder to decline to tender or withdraw its Shares.

Item 4.         Purpose of Transaction

As described in Item 3 above, this Schedule 13D relates to the Offer, the Merger, the Support Agreements and the Top-Up Option, the purpose of which are to assist the Parent and Purchaser acquiring control of, and ultimately, the entire equity interest in Issuer.

Upon completion of the Offer, Purchaser has the right to designate a number of directors on Issuer’s board of directors (and each committee of Issuer’s board of directors and the boards of directors and each board committee of its subsidiaries) that will give Purchaser representation on such boards of directors and committees proportional to the number of Shares purchased by Purchaser as compared to the number of Shares outstanding. The Issuer has agreed to take all actions reasonably necessary to seek and accept the resignations of incumbent directors to provide Purchaser with this level of representation, and to cause the designees of Purchaser to be elected.

Upon the consummation of the Merger, (i) the Surviving Corporation will become a wholly owned direct subsidiary of the Parent and indirect wholly owned subsidiary of Sun Pharma and (ii) each outstanding share of Issuer’s common stock (other than Shares held in the treasury of Seller or owned by Parent or Purchaser) will be converted into the right to receive the Offer Price. The directors of Purchaser immediately prior to the effective time of the Merger will be the directors of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation. The officers of Issuer immediately prior to the effective time of the Merger will be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal. The officer and director of Purchaser was appointed by Parent and is identified in  Schedule A.

At the Effective Time, the certificate of incorporation of DUSA will be amended as provided in the Merger Agreement, and as so amended, will be the certificate of incorporation of the Surviving Corporation.  Furthermore, at the Effective Time, the bylaws of the Surviving Corporation will be amended to be identical to the bylaws of the Purchaser, as in effect immediately prior to the Effective Time.

Following the Merger, the Issuer will not continue to be publicly traded, and the registration of the Shares under the Exchange Act will be terminated. The foregoing summary description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement listed as Exhibit 2.1 hereto, which is hereby incorporated herein by reference.

Except as set forth in this Schedule 13D and in connection with the Offer and the Merger described above, the Reporting Persons have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Parent intends to continue reviewing Issuer’s assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel as part of a comprehensive review with a view to optimizing development of Issuer’s potential in conjunction with Sun Pharma’s existing business. This planning process will continue throughout the pendency of the Offer and the Merger.

Item 5.         Interests in Securities of the Issuer

(a) - (b) As a result of the Support Agreements, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to 4,464,746 Shares, subject to the conditions and limitations of the Support Agreements, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 4,464,746 Shares. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 15.6% of the issued and outstanding Shares as of November 8, 2012 (as represented by Issuer in the Merger Agreement) and including the number of outstanding options to purchase Issuer common stock held by the Supporting Shareholders and restricted shares beneficially owned by the Supporting Shareholders.

In the event Purchaser exercises the Top-Up Option described in Item 3 above, the Reporting Persons will have sole voting power and sole dispositive power over the Shares issued upon exercise.

The Reporting Persons (i) are not entitled to any rights as a shareholder of Issuer as to the Shares covered by the Support Agreements, except as otherwise expressly provided in the Support Agreements, or as to the Shares subject to the Top-Up Option, and (ii) disclaim all beneficial ownership of such Shares.

Except as set forth in this Item 5, none of the Reporting Persons, or, to the knowledge of the Reporting Persons, any persons named in Schedule A, beneficially owns any Shares.

(c) Except for the agreements described above, none of the Reporting Persons, or, to the knowledge of the Reporting Persons, any persons named in Schedule A, has effected any transaction in securities of Issuer reported herein during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described in Items 3, 4 and 5 above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Issuer, which would be required to be reported under this Item.

Item 7.         Material to be Filed as Exhibits

Exhibit	Title

Exhibit 2.1

Agreement and Plan of Merger, dated November 8, 2012, by and among Sun Pharmaceutical Industries Limited, Caraco Acquisition Corporation and DUSA Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 2.1 to DUSA Pharmaceutical, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 8, 2012).

Exhibit 2.2	Form of Support Agreement

Exhibit 99.1

Joint Filing Agreement between Sun Pharmaceutical Industries Limited, Sun Pharma Global, Inc., Caraco Pharmaceutical Laboratories, Ltd., Mr. Shanghvi and Caraco Acquisition Corporation dated as of November 19, 2012

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2012

CARACO ACQUISITION CORPORATION

	By:	/s/ Mukul Rathi
	Name:	Mukul Rathi
	Title:	President

SUN PHARMACEUTICAL INDUSTRIES LIMITED

	By:	/s/ Dilip S. Shanghvi
	Name:	Dilip S. Shanghvi
	Title:	Managing Director

SUN PHARMA GLOBAL, INC.

	By:	/s/ Harin Mehta
	Name:	Harin Mehta
	Title:	Managing Director

CARACO PHARMACEUTICAL LABORATORIES, LTD.

	By:	/s/ Mukul Rathi
	Name:	Mukul Rathi
	Title:	Interim Chief Financial Officer

DILIP S. SHANGHVI

/s/ Dilip S. Shanghvi
Dilip S. Shanghvi

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

SUN PHARMACEUTICAL INDUSTRIES LTD.

Name of Directors of Reporting Person	Principal Address(1)	Principal Occupation(2)	Citizenship

Dilip S. Shanghvi	Sun Pharmaceutical Industries Limited	Managing Director	India

Israel Makov	Sun Pharmaceutical Industries Limited Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai – 400 059. India.	Chairman	Israel

Sudhir V. Valia	Sun Pharmaceutical Industries Limited Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai – 400 059. India.	Director	India

Sailesh T. Desai	Sun Pharmaceutical Industries Limited	Director	India

S. Mohanchand Dadha	Sun Pharmaceutical Industries Limited 10, Jeypore Nagar, Chennai - 600 086. India.	Director	India

Hasmukh S. Shah	Sun Pharmaceutical Industries Limited 402, 4th Floor, R. K. Centre, Fatehgunj Main Road, Baroda – 390 002. India.	Director	India

Keki Minu Mistry	c/o Housing Development Finance Corporation Limited, Ramon House, 5th Floor, H. T. Parekh Marg, 169, Backbay Reclamation, Churchgate, Mumbai – 400 020. India	Director	India

Ashwin S. Dani	Asian Paints (India) Limited, 6-A, Shanti Nagar, Santacruz (East), Mumbai – 400055. India.	Director	India

(1) Unless otherwise indicated the Principal Address of each person is the Principal Address of Sun Pharmaceutical Industries  Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andeheri (East), Mumbai 400 093, India.

(2) Unless otherwise indicated the Principal Occupation of each person is employment by Sun Pharmaceutical Industries Limited.

Name of Executive Officers of Reporting Person	Principal Address(1)	Principal Occupation(2)	Citizenship

Rakesh Mehta	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai — 400 059 Maharashtra, India	Sr. Vice President, International Marketing	India

Abhay Gandhi	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai — 400 059 Maharashtra, India	Exec. Vice President, International Marketing	India

T. K. Roy	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai — 400 059 Maharashtra, India	Sr. Vice President Marketing & Sales	India

Sharda Crishna	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai — 400 059 Maharashtra, India	Sr. Vice President Marketing & Sales	India

Kirti Ganorkar	Sun Pharmaceutical Industries Limited	Sr. Vice President Business Development	India

Vipul Doshi	Sun Pharmaceutical Industries Limited SPARC, Tandalja, Vadodara-390 020, Gujarat, India	Vice President Quality Exec.	India

MVN Rao	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai — 400 059 Maharashtra, India	Senior Vice President Global HR	India

Dr. Ratnesh Shrivastava	Sun Pharmaceutical Industries Limited	Vice President Intellectual Property Cell	India

Sampad Bhattacharya	Sun Pharmaceutical Industries Limited, Halol Baroda Highway, Halol- 389 350, India	Vice President Operations	India

Uday Baldota	Sun Pharmaceutical Industries Limited	Sr. Vice President Accounts and Finance	India

A. H. Khan	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai — 400 059 Maharashtra, India	Vice President Human Resources Development	India

Dinesh R. Desai	Sun Pharmaceutical Industries Limited	Accounts Vice President	India

Sunil Ajmera	Sun Pharmaceutical Industries Limited	Sr. General Manager Operations, Compliance Officer & Company Secretary	India

Name of Executive Officers of Reporting Person	Principal Address(1)	Principal Occupation(2)	Citizenship

Ashok I. Bhuta	Sun Pharmaceutical Industries Limited	Deputy General Manager Legal & Secretarial & Compliance Officer	India

Pabitra Kumar Bhattacharya	Sun Pharmaceutical Industries Limited, 401-404, The Eagle’s Flight, Dr. Suren Road, Off Andheri-Kurla Road, Chakala, Andhari (East) Mumbai – 400 093, India	Vice President Process Eng. & Environmental Compliance	India

B. F. Shirude	Sun Pharmaceutical Industries Limited, A-8, MIDC Industrial Area, Ahmednagar 414 111 India	Vice President Operations (API)	India

R. S. Vasan	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai 400 059 Maharashtra, India	Sr. Vice President Marketing & Sales	India

Kailash Pathak	Sun Pharmaceutical Industries Limited, SPARC, Tandalja, Valdodora-390 020, Gujarat, India	Senior Vice President Operations (API)	India

Dr. Deepak Haldankar	Sun Pharmaceutical Industries Limited, SPARC, Tandalja, Valdodora-390 020, Gujarat, India	Vice President Corporate Quality	India

SUN PHARMA GLOBAL, INC.

Name of Directors of Reporting Person	Principal Address(1)	Principal Occupation(2)	Citizenship

Harin Mehta	Flat No. 3, 1 Elmunkas Street Tiszavasvari, Hungary 4440	Managing Director	India

Sunil Gandhi	SuGandhManagement, Consultancy, Woodstock Asia Pacific DMCC, Office No. 406, The Business Centre Opp, Burjuman Centre, Mashreq Bank Bldg. Bank Street, P.O. Box 12850, Dubai-UAE	Director, Secretary and Financial Consultant	India

Surendra Joshi	PO Box 696, Muttrah, Post Code No. 114, Sultanaté of Oman	Director and Tax Consultant	India

CARACO PHARMACEUTICAL LABORATORIES, LTD.(1)

Name of Directors of Reporting Person	Principal Address	Principal Occupation	Citizenship

Subramanian Kalyansundaram	c/o Taro Pharmaceutical U.S.A., Inc., Three Skyline Drive, Hawthorne, NY 10532	Chief Executive Officer and Director	New Zealand

Jayesh M. Shah	c/o Elijah McCoy Drive Detroit, MI 48202	Director – Commercial And Director	India

(1)  In addition, Dilip S. Shanghvi, Sudhir Valia and Harin Mehta are directors of Parent.  Information about them is set forth above under “Sun Pharmaceutical Industries Limited” and “Sun Pharma Global, Inc.”

Name of Directors of Reporting Person	Principal Address	Principal Occupation	Citizenship

Gurpartap Singh Sachdeva	c/o Elijah McCoy Drive Detroit, MI 48202	President and Director	United States

Mukul Rathi	c/o Elijah McCoy Drive Detroit, MI 48202	Interim Chief Financial Officer	India

Robert Kurkiewicz	c/o Elijah McCoy Drive Detroit, MI 48202	Senior Vice President – Regulatory	United States

CARACO ACQUISITION CORPORATION

Name of Directors of Reporting Person	Principal Address	Principal Occupation	Citizenship

Mukul Rathi	Caraco Acquisition Corp. 1150 Elijah McCoy Drive, Detroit, MI 48202	Director, President, Treasurer and Secretary	India

SCHEDULE B

SUPPORTING SHAREHOLDERS

Name of Supporting Shareholder	Issuer Common Stock	Options	Restricted Shares
Alfred Altomari	10,000	15,000	10,000
David M. Bartash	52,125	80,000	11,875
Mark C. Carota	39,085	192,100	149,200
Alexander W. Casdin	206,000	35,000	10,000
Richard C. Christopher	66,862	227,050	209,150
Robert F. Doman	158,036	555,900	528,400
Jay M. Haft	84,750	70,000	13,750
Paul J. Hondros	6,000	15,000	10,000
Scott L. Lundahl	61,014	203,600	149,200
Stuart L. Marcus	29,919	185,100	83,200
Magnus Moliteus	46,625	50,000	11,875
William F. O’Dell	53,560	254,600	219,150
Michael J. Todisco	37,120	155,300	133,200
David M. Wurzer	11,000	15,000	10,000
All Supporting Shareholders as a group (consisting of 14 persons)	862,096	2,053,650	1,549,000

EXHIBIT INDEX

Exhibit	Title

Exhibit 2.1

Agreement and Plan of Merger, dated November 8, 2012, by and among Sun Pharmaceutical Industries, Limited, Caraco Acquisition Corporation and DUSA Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 2.1 to DUSA Pharmaceutical, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 8, 2012).

Exhibit 2.2	Form of Support Agreement

Exhibit 99.1

Joint Filing Agreement between Sun Pharmaceutical Industries Limited, Sun Pharma Global, Inc., Caraco Pharmaceutical Laboratories, Ltd., Mr. Shanghvi and Caraco Acquisition Corporation dated as of November 19, 2012